UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2024

Commission File Number: 1-32575

Shell plc
(Exact name of registrant as specified in its charter)

England and Wales
(Jurisdiction of incorporation or organization)

Shell Centre
London, SE1 7NA
United Kingdom
(Address of principal executive office)

________________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [ X ]      Form 40-F [   ]

Shell fourth quarter 2023 update note

The following is an update to the fourth quarter 2023 outlook and gives an overview of our current expectations for the fourth quarter. Outlooks presented may vary from the actual fourth quarter 2023 results and are subject to finalisation of those results, which are scheduled to be published on February 1, 2024. Unless otherwise indicated, all outlook statements exclude identified items.

See appendix for previous quarter historical data.

Integrated Gas

$ billions	Q4’23 Outlook	Comment
Adjusted EBITDA:
Production (kboe/d)	880 - 920
LNG liquefaction volumes (MT)	6.9 - 7.3
Underlying opex	1.1 - 1.3
Adjusted Earnings:
Pre-tax depreciation	1.3 - 1.7
Taxation charge	0.9 - 1.2
Other Considerations:
Trading & Optimisation is expected to be significantly higher than Q3’23 due to seasonality and increased optimisation opportunities.

Upstream

$ billions	Q4’23 Outlook	Comment
Adjusted EBITDA:
Production (kboe/d)	1,830 - 1,930
Underlying opex	2.2 - 2.6
Adjusted Earnings:
Pre-tax depreciation	2.8 - 3.2
Taxation charge	1.6 - 2.4	This includes favourable movements in non-cash deferred tax positions.
Other Considerations:
The share of profit / (loss) of joint ventures and associates in Q4’23 is expected to be ~$0.2 billion. Q4’23 exploration well-write offs are expected to be ~$0.2 billion.

Marketing

$ billions	Q4’23 Outlook	Comment
Adjusted EBITDA:
Sales volumes (kb/d)	2,350 - 2,750
Underlying opex	2.1 - 2.5
Adjusted Earnings:
Pre-tax depreciation	0.3 - 0.7
Taxation charge	0.1 - 0.3
Other Considerations:
Marketing results are expected to be in line with Q3’23.

Chemicals & Products

$ billions	Q4’23 Outlook	Comment
Adjusted EBITDA:
Indicative refining margin	$10/bbl
Indicative chemicals margin	$125/tonne	The Chemicals sub segment adjusted earnings are expected to be around Q4’22 levels.
Refinery utilisation	78% - 82%	Reflects planned maintenance activities in North America.
Chemicals utilisation	60% - 64%
Underlying opex	2.8 - 3.2
Adjusted Earnings:
Pre-tax depreciation	0.9 - 1.1
Taxation charge / (credit)	(0.6) - (0.2)
Other Considerations:
Trading & Optimisation is expected to be significantly lower than Q3’23. The Chemicals & Products segment is expected to make an Adjusted Earnings loss in Q4’23.

Renewables and Energy Solutions

$ billions	Q4’23 Outlook	Comment
Adjusted Earnings	(0.3) - 0.3

Corporate

$ billions	Q4’23 Outlook	Comment
Adjusted Earnings	(0.6) - (0.4)

Shell Group

$ billions	Q4’23 Outlook	Comment
CFFO:
Tax Paid	3.4 - 4.2
Other	(2) - (1)	CFFO excluding working capital expected to include an ~$0.9 billion outflow related to timing of payments of emissions certificates relating to the German BEHG* and US Biofuel programmes.
Working Capital & Derivative Movements	(3) - 3	Working Capital and derivative estimations inherently have a broad range of uncertainty. Q4’23 Working Capital movements is expected to include a ~$1.0 billion payment of German Mineral Oil Taxes.
Other Shell Group Considerations:
Non-cash post tax impairments / (impairment reversals) (These items are reported as identified items)	2.5 - 4.5	Chemicals & Products Integrated Gas R&ES** Upstream Marketing	1.5 - 2.1 0.3 - 0.8 0.3 - 0.8 0.2 - 0.4 0.2 - 0.4
Impairments are primarily driven by macro & external developments as well as portfolio choices, including the Singapore Chemicals & Products assets.

*Brennstoffemissionshandelsgesetz (Fuel Emissions Trading Act)

** Renewables & Energy Solutions

Guidance

The ‘Quarterly Databook’ contains guidance on Indicative Refining Margin, Indicative Chemicals Margin and full-year price and margin sensitivities (Link).

Consensus

The consensus collection for quarterly Adjusted Earnings, Adjusted EBITDA is per the reporting segments and CFFO at a Shell group level, managed by Vara Research, is expected to be published on January 25, 2024.

Appendix

Indicative Margins

	Q3’23	Q4’23 Updated Outlook
Indicative refining margin	$16/bbl	$10/bbl
Indicative chemicals margin	$115/tonne	$125/tonne

Volume Data

	Q3’23 Adjusted	Q4’23 QPR Outlook	Q4’23 Updated Outlook
Integrated Gas
Production (kboe/d)	900	870 - 930	880 - 920
LNG liquefaction volumes (MT)	6.9	6.7 - 7.3	6.9 - 7.3
Upstream
Production (kboe/d)	1,753	1,750 - 1,950	1,830 - 1,930
Marketing
Sales volumes (kb/d)	2,654	2,250 - 2,750	2,350 - 2,750
Chemicals & Products
Refinery utilisation	84%	75% - 83%	78% - 82%
Chemicals utilisation	70%	62% - 70%	60% - 64%

Underlying Opex

$ billions	Q3’23	Q3’23 Adjusted	Q4’23 Updated Outlook
Production and manufacturing expenses	6.4
Selling, distribution and administrative expenses	3.4
Research and development	0.3
Operating Expenses (Opex)	10.1	10.1
Less: Identified Items		(0.4)
Underlying Opex		9.7
of which:
Integrated Gas	1.2	1.2	1.1 - 1.3
Upstream	2.4	2.2	2.2 - 2.6
Marketing	2.4	2.4	2.1 - 2.5
Chemicals & Products	2.9	2.8	2.8 - 3.2
Renewables and Energy Solutions	1.0	1.0

Depreciation, depletion and amortisation

$ billions	Q3’23	Q3’23 Adjusted	Q4’23 Updated Outlook
Depreciation, Depletion & Amortisation	5.9	5.9
Less: Identified Items		0.2
Pre-tax depreciation (as Adjusted)		5.7
of which:
Integrated Gas	1.4	1.4	1.3 - 1.7
Upstream	2.8	2.8	2.8 - 3.2
Marketing	0.5	0.5	0.3 - 0.7
Chemicals & Products	1.1	1.0	0.9 - 1.1
Renewables and Energy Solutions	0.2	0.1

Tax Charge

$ billions	Q3’23	Q3’23 Adjusted	Q4’23 Updated Outlook
Taxation Charge	4.1	4.1
Less: Identified Items and Cost of supplies adjustment		0.5
Taxation Charge (as Adjusted)		3.6
of which:
Integrated Gas	0.8	0.8	0.9 - 1.2
Upstream	2.2	2.2	1.6 - 2.4
Marketing	0.3	0.3	0.1 - 0.3
Chemicals & Products	0.2	0.2	(0.6) - (0.2)
Renewables and Energy Solutions	0.3	0.1

Adjusted Earnings

The “Adjusted Earnings” measure aims to facilitate a comparative understanding of Shell’s financial performance from period to period by removing the effects of oil price changes on inventory carrying amounts and removing the effects of identified items. These items are in some cases driven by external factors and may, either individually or collectively, hinder the comparative understanding of Shell’s financial results from period to period. This measure excludes earnings attributable to non-controlling interest. For further details see the 3rd Quarter 2023 unaudited results (Link).

$ billions	Q3’23	Q3’23 Adjusted	Q4’23 Updated Outlook
Income/(loss) attributable to Shell plc shareholders	7.0	7.0
Add: Current cost of supplies adjustment attributable to Shell plc shareholders		(1.0)
Less: Identified items attributable to Shell plc shareholders		(0.1)
Adjusted Earnings		6.2
of which:
Renewables and Energy Solutions	0.6	(0.1)	(0.3) - 0.3
Corporate	(0.5)	(0.5)	(0.6) - (0.4)

Enquiries

Media International: +44 (0) 207 934 5550

Media Americas: +1 832 337 4355

Cautionary Note

The companies in which Shell plc directly and indirectly owns investments are separate legal entities. In this announcement “Shell”, “Shell Group” and “Group” are sometimes used for convenience where references are made to Shell plc and its subsidiaries in general. Likewise, the words “we”, “us” and “our” are also used to refer to Shell plc and its subsidiaries in general or to those who work for them. These terms are also used where no useful purpose is served by identifying the particular entity or entities. ‘‘Subsidiaries’’, “Shell subsidiaries” and “Shell companies” as used in this announcement refer to entities over which Shell plc either directly or indirectly has control. Entities and unincorporated arrangements over which Shell has joint control are generally referred to as “joint ventures” and “joint operations”, respectively. “Joint ventures” and “joint operations” are collectively referred to as “joint arrangements”.  Entities over which Shell has significant influence but neither control nor joint control are referred to as “associates”. The term “Shell interest” is used for convenience to indicate the direct and/or indirect ownership interest held by Shell in an entity or unincorporated joint arrangement, after exclusion of all third-party interest.

The numbers presented in this announcement may not sum precisely to the totals provided and percentages may not precisely reflect the absolute figures due to rounding.

Forward-Looking Statements
This announcement contains forward-looking statements (within the meaning of the U.S. Private Securities Litigation Reform Act of 1995) concerning the financial condition, results of operations and businesses of Shell. All statements other than statements of historical fact are, or may be deemed to be, forward-looking statements. Forward-looking statements are statements of future expectations that are based on management’s current expectations and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in these statements. Forward-looking statements include, among other things, statements concerning the potential exposure of Shell to market risks and statements expressing management’s expectations, beliefs, estimates, forecasts, projections and assumptions. These forward-looking statements are identified by their use of terms and phrases such as “aim”, “ambition”, ‘‘anticipate’’, ‘‘believe’’, ‘‘could’’, ‘‘estimate’’, ‘‘expect’’, ‘‘goals’’, ‘‘intend’’, ‘‘may’’, “milestones”, ‘‘objectives’’, ‘‘outlook’’, ‘‘plan’’, ‘‘probably’’, ‘‘project’’, ‘‘risks’’, “schedule”, ‘‘seek’’, ‘‘should’’, ‘‘target’’, ‘‘will’’ and similar terms and phrases. There are a number of factors that could affect the future operations of Shell and could cause those results to differ materially from those expressed in the forward-looking statements included in this announcement, including (without limitation): (a) price fluctuations in crude oil and natural gas; (b) changes in demand for Shell’s products; (c) currency fluctuations; (d) drilling and production results; (e) reserves estimates; (f) loss of market share and industry competition; (g) environmental and physical risks; (h) risks associated with the identification of suitable potential acquisition properties and targets, and successful negotiation and completion of such transactions; (i) the risk of doing business in developing countries and countries subject to international sanctions; (j) legislative, judicial, fiscal and regulatory developments including regulatory measures addressing climate change; (k) economic and financial market conditions in various countries and regions; (l) political risks, including the risks of expropriation and renegotiation of the terms of contracts with governmental entities, delays or advancements in the approval of projects and delays in the reimbursement for shared costs; (m) risks associated with the impact of pandemics, such as the COVID-19 (coronavirus) outbreak; and (n) changes in trading conditions. No assurance is provided that future dividend payments will match or exceed previous dividend payments. All forward-looking statements contained in this announcement are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. Readers should not place undue reliance on forward-looking statements. Additional risk factors that may affect future results are contained in Shell plc’s Form 20-F for the year ended December 31, 2022 (available at www.shell.com/investor and www.sec.gov). These risk factors also expressly qualify all forward-looking statements contained in this announcement and should be considered by the reader. Each forward-looking statement speaks only as of the date of this announcement, January 8, 2024. Neither Shell plc nor any of its subsidiaries undertake any obligation to publicly update or revise any forward-looking statement as a result of new information, future events or other information. In light of these risks, results could differ materially from those stated, implied or inferred from the forward-looking statements contained in this announcement.

Shell’s net carbon intensity
Also, in this announcement we may refer to Shell’s “Net Carbon Intensity”, which includes Shell’s carbon emissions from the production of our energy products, our suppliers’ carbon emissions in supplying energy for that production and our customers’ carbon emissions associated with their use of the energy products we sell. Shell only controls its own emissions. The use of the term Shell’s “Net Carbon Intensity” is for convenience only and not intended to suggest these emissions are those of Shell plc or its subsidiaries.

Shell’s net-Zero Emissions Target
Shell’s operating plan, outlook and budgets are forecasted for a ten-year period and are updated every year.  They reflect the current economic environment and what we can reasonably expect to see over the next ten years. Accordingly, they reflect our Scope 1, Scope 2 and Net Carbon Intensity (NCI) targets over the next ten years.  However, Shell’s operating plans cannot reflect our 2050 net-zero emissions target and 2035 NCI target, as these targets are currently outside our planning period. In the future, as society moves towards net-zero emissions, we expect Shell’s operating plans to reflect this movement. However, if society is not net zero in 2050, as of today, there would be significant risk that Shell may not meet this target.

Forward Looking Non-GAAP measures

This announcement may contain certain forward-looking non-GAAP measures such as  IFRS, including Adjusted Earnings, “Adjusted EBITDA”, Cash flow from operating activities excluding working capital movements, Cash capital expenditure, Net debt and Underlying opex.

Adjusted Earnings and Adjusted EBITDA are measures used to evaluate Shell’s performance in the period and over time.
The “Adjusted Earnings” and Adjusted EBITDA are measures which aim to facilitate a comparative understanding of Shell’s financial performance from period to period by removing the effects of oil price changes on inventory carrying amounts and removing the effects of identified items.
Adjusted Earnings is defined as income/(loss) attributable to shareholders adjusted for the current cost of supplies and excluding identified items. “Adjusted EBITDA (CCS basis)” is defined as “Income/(loss) for the period” adjusted for current cost of supplies; identified items; tax charge/(credit); depreciation, amortisation and depletion; exploration well write-offs and net interest expense. All items include the non-controlling interest component.
Cash flow from operating activities excluding working capital movements is a measure used by Shell to analyse its operating cash generation over time excluding the timing effects of changes in inventories and operating receivables and payables from period to period. Working capital movements are defined as the sum of the following items in the Consolidated Statement of Cash Flows: (i) (increase)/decrease in inventories, (ii) (increase)/decrease in current receivables, and (iii) increase/(decrease) in current payables. Cash capital expenditure is the sum of the following lines from the Consolidated Statement of Cash flows: Capital expenditure, Investments in joint ventures and associates and Investments in equity securities. Net debt is defined as the sum of current and non-current debt, less cash and cash equivalents, adjusted for the fair value of derivative financial instruments used to hedge foreign exchange and interest rate risks relating to debt, and associated collateral balances. Underlying operating expenses is a measure of Shell’s cost management performance and aimed at facilitating a comparative understanding of performance from period to period by removing the effects of identified items, which, either individually or collectively, can cause volatility, in some cases driven by external factors. Underlying operating expenses comprises the following items from the Consolidated statement of Income: production and manufacturing expenses; selling, distribution and administrative expenses; and research and development expenses and removes the effects of identified items such as redundancy and restructuring charges or reversals, provisions or reversals and others.

We are unable to provide a reconciliation of these forward-looking Non-GAAP measures to the most comparable GAAP financial measures because certain information needed to reconcile those Non-GAAP measures to the most comparable GAAP financial measures is dependent on future events some of which are outside the control of Shell, such as oil and gas prices, interest rates and exchange rates. Moreover, estimating such GAAP measures with the required precision necessary to provide a meaningful reconciliation is extremely difficult and could not be accomplished without unreasonable effort. Non-GAAP measures in respect of future periods which cannot be reconciled to the most comparable GAAP financial measure are calculated in a manner which is consistent with the accounting policies applied in Shell plc’s consolidated financial statements.
The contents of websites referred to in this announcement do not form part of this announcement.

We may have used certain terms, such as resources, in this announcement that the United States Securities and Exchange Commission (SEC) strictly prohibits us from including in our filings with the SEC.  Investors are urged to consider closely the disclosure in our Form 20-F, File No 1-32575, available on the SEC website www.sec.gov.

LEI number of Shell plc: 21380068P1DRHMJ8KU70

This Report on Form 6-K is incorporated by reference into:

(a)	the Registration Statement on Form F-3 of Shell plc, Shell Finance US Inc. and Shell International Finance B.V. (Registration Numbers 333-276068, 333-276068-01 and 333-276068-02); and

(b)	the Registration Statements on Form S-8 of Shell plc (Registration Numbers 333-262396 and 333-272192).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Shell plc
(Registrant)

Date: January 9, 2024	/s/ Caroline Omloo
Caroline Omloo
Company Secretary